Exhibit 99.1

DHT Holdings, Inc. reports first quarter 2014 results

HAMILTON, BERMUDA, April 29, 2014 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

Financial and operational highlights:
USD mill. (except per share)

	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	2013	2012
Net Revenue1	17.9	27.8	11.2	10.3	12.4	61.6	86.4
EBITDA1,2	7.6	18.9	3.2	0.9	4.2	27.2	43.1
Adjusted Net Income1,3	(0.5)	11.5	(4.1)	(7.7)	(3.1)	(3.5)	6.0
Adjusted EPS3	(0.01)	0.48	(0.26)	(0.50)	(0.20)	(0.24)	0.39
Interest bearing debt	205.4	156.4	156.4	156.4	203.7	156.4	212.7
Cash	220.0	126.1	50.0	43.1	75.5	126.1	71.3
Dividend4	0.02	0.02	0.02	0.02	0.02	0.08	0.52
Fleet (dwt)5	4,179,670	2,376,149	1,776,349	1,776,349	2,086,315	1,776,349	2,086,315
Spot exposure6	44.2%	41.7%	72.2%	83.1%	80.8%	69.8%	31%
Unscheduled off hire6	1.69%	0.83%	0	0.25%	1.32%	0.61%	0.19%
Scheduled off hire6	4.6%	0	2.4%	2.2%	0	1.13%	0.88%

Highlights of the quarter:

•	EBITDA for the quarter of $7.6 million and net loss for the quarter of $0.5 million ($0.01 per share).

•	The Company will pay a dividend of $0.02 per common share for the quarter payable on May 22, 2014 for shareholders of record as of May 14, 2014.

•
During the first quarter the Company entered into agreements with Hyundai Heavy Industries (“HHI”) for the construction of four VLCCs including the declaration of an option entered into in 2013. As a result, the Company’s orderbook consists of six VLCCs at an average contract price of $95.5 million each, including $2.3 million per vessel for certain additions and upgrades to the standard specification.  The vessels are scheduled for delivery in November 2015 and January, April, July, September and October 2016.

1 Net of voyage expenses. Q4 2013 and 2013 includes $15.4 million in payment from Citigroup related to final settlement of sale of OSG claim.
2  adjusted for impairment charges of $100.5 million in 2012.
3  adjusted for loss on sale of vessels in 2012, 2013, Q1 2013 and Q2 2013, non-cash impairment charge in 2012 and non-cash swap related items. EPS is calculated assuming all preferred shares issued on November 29, 2013 and May 3, 2012 had been exchanged for common stock and applying the 12:1 reverse stock split which was effective as of close of business on July 16, 2012 retrospectively.
4  per common share. Historical dividend per share adjusted for 12:1 reverse split.
5  Q1 2014 includes six newbuildings totaling 1,799,400 dwt to be delivered in 2015/2016.
6  as % of total operating days in period.

•
The Company currently has a fleet of 6 VLCCs, 2 suezmaxes and 2 Aframaxes totaling 2,380,270 dwt in operation and 6 VLCC newbuildings totaling 1,799,400 dwt under construction. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html

•	On February 5, 2014 the Company completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.9 million.

First Quarter 2014 Financials
We reported shipping revenues for the first quarter of 2014 of $24.5 million compared to shipping revenues of $19.2 million in the first quarter of 2013. The increase was mainly due to an improvement in rates.

Voyage expenses for the first quarter of 2014 were $6.6 million, compared to voyage expenses of $6.9 million in the first quarter of 2013. Vessel operating expenses for the first quarter of 2014 were $7.5 million, compared to $5.4 million in the first quarter of 2013. The increase was mainly due to certain non-recurring positive items in the first quarter of 2013 related to the redelivery of vessels from OSG and startup cost related to the delivery of DHT Hawk and DHT Falcon in the first quarter of 2014.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $7.0 million for the first quarter 2014, unchanged from the first quarter of 2013.

General & administrative expense (“G&A”) for the first quarter of 2014 was $2.7 million compared to $2.2 million in the first quarter of 2013. G&A for the first quarter of 2014 reflects performance related compensation for 2013 and high level of activity during the quarter in connection with equity offering, acquisition of vessels and ordering of newbuildings.

Net financial expenses for the first quarter of 2014 were $1.1 million, compared to $1.0 million in the first quarter of 2013.

We had a net loss in the first quarter of 2014 of $0.5 million, or $0.01 per diluted share, compared to a loss of $3.7 million, or $0.24 per diluted share in the first quarter of 2013. The improvement was mainly due to an increase in shipping revenues.

Net cash provided by operating activities for the first quarter of 2014 was $10.1 million compared to $14.3 million for the prior-year period.  The decline is mainly related to $6.9 million in deferred income in the first quarter of 2013 in connection with the sale of the OSG claim and increase in bunkers inventory in the first quarter of 2014 offset by a lower loss in the first quarter of 2014 and an increase in accounts payable in the first quarter of 2014.

Net cash used by investing activities for the first quarter of 2014 was $178.0 million, compared to $0.8 million for the prior-year period. The increase was due to the acquisition of two VLCCs totaling $99.0 million, pre-delivery installments of $77.2 million related to VLCC newbuildings ordered and capitalized drydock cost totaling $1.9 million.

As of March 31, 2014, the Company had made $114.3 million in predelivery payments related to the six newbuilding contracts entered into in December 2013 and January and February 2014.  The remaining payments are expected to be $57.0 million for the remainder of 2014, $135.9 million in 2015 and $266.1 million in 2016.

Net cash provided by financing activities for the first quarter of 2014 was $261.9 million, compared to $9.3 million used in financing activities for the prior-year period. In the first quarter of 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of $215.9 million after expenses and issued long term debt of $47.4 million. In the first quarter of 2013 we made a repayment of long term debt totaling $9.0 million.

At the end of the first quarter of 2014, our cash balance was $220.0 million, compared to $75.5 million at the end of the first quarter 2013.

We declared a cash dividend of $0.02 per common share for the first quarter of 2014 payable on May 22, 2014 for shareholders of record as of May 14, 2014. When determining the dividend our Board has taken into account the general business conditions.

As of March 31, 2014, we had 69,416,381 shares of our common stock outstanding compared to 29,040,975 as of December 31, 2013.  The increase is mainly a result of the issue of 30,300,000 shares of common stock and the exchange 97,579 Series B Participating Preferred Stock into 9,757,900 shares of common stock during the first quarter of 2014.

We monitor our covenant compliance on an ongoing basis. Decline in vessel values could result in our company no longer being in compliance with our minimum value covenants. Such non-compliance could result in us making pre-payments under our credit agreements. As of the date of our most recent compliance certificates submitted for the first quarter of 2014, we remain in compliance with our financial covenants. Second-hand tanker values can be highly volatile. We will assess the market value of our fleet in subsequent quarters and, depending on second-hand values at those times, may be required to pay down a portion of our indebtedness to banks in accordance with the terms of our outstanding credit facilities.

EARNINGS CONFERENCE CALL INFORMATION

DHT will host a conference call at 8:00 a.m. EDT on Wednesday April 30, 2014, to discuss the results for the quarter.  All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 718 354 1357 within the United States, 23500486 within Norway and +44 20 3140 8286 for international callers. The passcode is “DHT”.  A live webcast of the conference call will be available in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through May 6, 2014.  To access the replay, dial 1 347 366 9565 within the United States, 21000498 within Norway or +44 20 3427 0598 for international callers and enter 5915552# as the pass code.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 3, 2014.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2014

DHT HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands except per share amounts)

ASSETS	Note	March 31, 2014	December 31, 2013
Current assets		Unaudited	Audited
Cash and cash equivalents		$219,982	126,065
Accounts receivable	8	14,138	16,951
Prepaid expenses		1,302	230
Bunkers		7,435	2,825
Total current assets		$242,858	$146,072

Non-current assets
Vessels	5	357,052	263,142
Advances for vessels under construction	5	114,253	37,095
Other property, plant and equipment		262	291
Total non-current assets		$471,567	$300,527

Total assets		$714,424	$446,599

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		10,350	3,529
Deferred Shipping Revenues		2,772	2,271
Total current liabilities		$13,121	$5,800

Non-current liabilities
Long term debt	4	203,495	156,046
Total non-current liabilities		$203,495	$156,046

Total liabilities		$216,616	$161,846

Stockholders’ equity
Stock	6,7	694	291
Additional paid-in capital	6,7	707,513	492,027
Retained earnings/(deficit)		(212,545)	(210,682)
Other Reserves		2,147	3,118
Total stockholders equity		497,809	284,753

Total liabilities and stockholders’ equity		$714,424	$446,599

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		1Q 2014	1Q 2013
	Note	Jan. 1 - March 31, 2014	Jan. 1 - March 31, 2013
		Unaudited	Unaudited
Shipping revenues		$24,500	19,243

Operating expenses
Voyage expenses		(6,638)	(6,878)
Vessel operating expenses		(7,541)	(5,373)
Depreciation and amortization	5	(7,000)	(7,003)
Profit /( loss), sale of vessel	5	-	(591)
General and administrative expense		(2,731)	(2,179)
Total operating expenses		$(23,911)	(22,024)

Operating income		$590	(2,781)

Interest income		29	67
Interest expense		(1,201)	(844)
Other Financial income/(expenses)		104	(174)
Profit/(loss) before tax		$(478)	(3,732)

Income tax expense		-	-
Net income/(loss) after tax		$(478)	$(3,732)
Attributable to the owners of parent		$(478)	$(3,732)

Basic net income/(loss) per share		(0.01)	(0.24)
Diluted net income/(loss) per share		(0.01)	(0.24)

Weighted average number of shares (basic)		57,076,565	15,420,315
Weighted average number of shares (diluted)		57,147,201	15,420,315

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Profit / ( loss) for the period		$(478)	$(3,732)

Other comprehensive income:		-	-

Total comprehensive income for the period		$(478)	(3,732)

Attributable to the owners of parent		$(478)	$(3,732)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		1Q 2014	1Q 2013
	Note	Jan. 1 - Mar. 31, 2014	Jan. 1 - Mar. 31, 2013
		Unaudited	Unaudited
Cash Flows from Operating Activities:
Net income / ( loss)		$(478)	(3,732)
Items included in net income not affecting cash flows:
Depreciation and amortization	5	7,088	7,095
(Profit) / loss, sale of vessel	5	-	591
Fair value gain/(loss) on derivative financial instruments		-	(771)
Compensation related to options and restricted stock		(971)	1,736
Changes in operating assets and liabilities:
Accounts receivable	10	2,813	786
Prepaid expenses		(1,072)	256
Accounts payable and accrued expenses		6,821	192
Deferred income		-	6,894
Prepaid charter hire		500	1,024
Bunkers		(4,611)	195
Net cash provided by operating activities		$10,091	14,267

Cash Flows from Investing Activities:
Investment in vessels	5	(178,040)	(800)
Net cash used in investing activities		$(178,040)	(800)

Cash flows from Financing Activities
Issuance of stock	6,7	215,889	-
Cash dividends paid	7	(1,385)	(286)
Issuance of long term debt	4	47,361	-
Repayment of long-term debt	4	-	(9,000)
Net cash provided by/(used) in financing activities		$261,865	(9,286)

Net increase/(decrease) in cash and cash equivalents		93,917	4,181
Cash and cash equivalents at beginning of period		126,065	71,303
Cash and cash equivalents at end of period		$219,982	$75,483

Specification of items included in operating activities:
Interest paid		880	784
Interest received		29	3

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

DHT HOLDINGS, INC.
SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands except shares)

		Common Stock			Preferred Stock

		Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Reserves	Total equity
Balance at January 1, 2013		9,140,877	$91	$336,955	369,362	$4	$49,204	(205,258)	$-	$180,997
Net income/(loss) after tax		-	-	-	-	-	-	(4,126)	-	(4,126)
Other comprehensive income		-	-	-	-	-	-	(113)	-	(113)
Total comprehensive income		-	-	-	-	-	-	(4,239)	-	(4,239)
Cash dividends declared and paid	7	-	-	-	-	-	-	(1,186)	-	(1,186)
Issue of stock	6	13,400,000	134	61,293	97,579	1	44,634	-	-	106,062
Exchange of preferred stock		6,349,730	63	49,144	(369,362)	(4)	(49,204)	-	-	-
Compensation related to options and restricted stock		150,368	1	-	-	-	-	-	3,118	3,119
Balance at December 31, 2013		29,040,975	$290	$447,392	97,579	$1	$44,634	(210,683)	$3,118	$284,753

		Common Stock			Preferred Stock

		Shares	Amount	Paid-in Additional Capital	Shares	Amount	Paid-in Additional Capital	Retained Earnings	Reserves	Total equity
Balance at January 1, 2014		29,040,975	$290	$447,393	97,579	$1	$44,634	(210,683)	$3,118	$284,753
Net income/(loss) after tax		-	-	-	-	-	-	(478)	-	(478)
Other comprehensive income		-	-	-	-	-	-	-	-	-
Total comprehensive income		-	-	-	-	-	-	(478)	-	(478)
Cash dividends declared and paid	7	-	-	-	-	-	-	(1,385)	-	(1,385)
Issue of stock	6	30,300,000	303	215,583	-	-	-	-	-	215,886
Exchange of preferred stock		9,757,900	98	44,537	(97,579)	(1)	(44,634)	-	-	-
Compensation related to options and restricted stock		317,506	3	-	-	-	-	-	(971)	(968)
Balance at March 31, 2014		69,416,381	$694	$707,513	-	$-	$-	(212,546)	$2,147	$497,809

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2014

Note 1 – General information
DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on April 29, 2014 and authorized for issue on April 29, 2014.

Note 2 – General accounting principles
The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2013. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these condensed financial statements are the same as presented in the 2013 audited consolidated financial statements.

These interim financial statements have been prepared on a going concern basis.

Changes in accounting policy and disclosure

New and amended standards, and interpretations mandatory for the first time for the financial year beginning January 1, 2014 but not currently relevant to DHT (although they may affect the accounting for future transactions and events). The adoption did not have any effect on the financial statements:

IFRIC 21	Levies
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
IAS 32	Offsetting Financial Assets and Financial Liabilities
IAS 36	Recoverable amount Disclosures for Non-Financial Assets
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting

Note 3 – Segment reporting
Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon on the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

Information about major customers:

As of March 31, 2014, six of the Company’s ten vessels were on charter, pursuant to time charters to different customers for periods up to 15 months. One vessel operate in a commercial pool and three vessels operated in the spot market.

For the period from January 1, 2014 to March 31, 2014, four customers represented $5.9 million, $4.9 million, $2.9 million and $2.5 million, respectively, of the Company’s revenues. For the period from January 1, 2013 to March 31, 2013, four customers represented $3.2 million, $2.7 million, $1.9 million and $1.8 million, respectively, of the Company’s revenues.

Note 4 – Interest bearing debt
On February 10, 2014 we entered into a credit facility for up to $50.0 million with DNB, as lender, and DHT Holdings, Inc. as guarantor for the financing of the acquisition of the two vessels, DHT Falcon and DHT Hawk.  Borrowings bear interest at a rate equal to Libor + 3.25% and are repayable in 20 quarterly installments of $1.0 million from May 2014 to February 2019 and a final payment of $29.0 million in February 2019. The credit facility is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain value adjusted tangible net worth of $150 million, value adjusted tangible net worth shall be at least 25% of value adjusted total assets and unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt with value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

As of March 31, 2014, DHT had interest bearing debt totaling $205.4 million, of which $113.3 million is priced at Libor+1.75%, $18.4 million is priced at Libor+3.00%, $24.8 million is priced at Libor+2.75% and $49.0 million is priced at Libor + 3.25%. Interest is payable quarterly in arrears. As of March 31, 2014, three month Libor was 0.23%.

In March 2012 we entered into agreements to amend the credit agreements related to DHT Phoenix and DHT Eagle. The agreements were amended whereby, upon satisfaction of certain conditions, including the prepayment of $6.7 million and $6.9 million (equal to all scheduled installments through 2014), respectively, until and including December 31, 2014: (i) the “Value-to-Loan Ratio” will be lowered from 130% to 120%; and (ii) the margin on the loans will be increased by 0.25% to 3.00% and 2.75%, respectively. These two credit facilities also contain financial covenants related to each of the borrowers as well as DHT on a consolidated basis. DHT covenants that, throughout the term of the credit agreements, DHT on a consolidated basis shall maintain unencumbered cash of at least $20 million, value adjusted tangible net worth of at least $100 million and value adjusted tangible net worth of no less than 25% of the value adjusted total assets.

In April 2013 the Company’s wholly owned subsidiary, DHT Maritime, Inc., amended its credit agreement with the Royal Bank of Scotland (“RBS”) whereby the minimum value covenant has been removed in its entirety. Furthermore, the installments scheduled to commence in 2016 have been changed from a fixed $9.1 million per quarter to a variable amount equal to free cash flow in the prior quarter – capped at $7.5 million per quarter. Free cash flow is defined as an amount calculated as of the last day of each quarter equal to the positive difference, if any, between: the sum of the earnings of the vessels during the quarter and the sum of ship operating expenses, voyage expenses, estimated capital expenses for the following two quarters, general & administrative expenses, interest expenses and change in working capital. The next scheduled installment would at the earliest take place in Q2 2016. In April 2013 the Company made a prepayment of $25 million and the margin has increased to 1.75%. DHT Maritime’s financial obligations under the credit agreement are guaranteed by DHT Holdings, Inc..

As of the date of our most recent compliance certificates submitted for the first quarter of 2014, we remain in compliance with our financial covenants.

Scheduled debt repayments (USD million)

	April 1 to June 30, 2014	2014	2015	2016	*	2017	Thereafter	Total
RBS*	-	-	-	-		113.3	-	113.3
DVB	-	-	2.4	15.9		-	-	18.4
DNB - Eagle			2.5	22.3				24.8
DNB - Hawk/Falcon	1.0	2.0	4.0	4.0		4.0	34.0	49.0
Total	1.0	2.0	8.9	42.2		117.3	-	205.4
Unamortized upfront fees								1.9
Total long term debt								203.5

*Commencing with the second quarter of 2016, subject to a free cash flow calculation, we will be required to pay installments under the RBS credit facility equal to free cash flow (after adjusting for capital expenditures for the next two quarters) for DHT Maritime, Inc. during the preceding quarter, capped at $7.5 million per quarter.

Note 5 – Vessels
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. The Company has performed an impairment test using the “value in use” method as of March 31, 2014.

In assessing “value in use”, the estimated future cash flows are discounted to their present value. In developing estimates of future cash flows, we must make significant assumptions about future charter rates, future use of vessels, ship operating expenses, drydocking expenditures, utilization rate, fixed commercial and technical management fees, residual value of vessels, the estimated remaining useful lives of the vessels and the discount rate. These assumptions are based on current market conditions, historical trends as well as future expectations. Estimated outflows for ship operating expenses and drydocking expenditures are based on a combination of historical and budgeted costs and are adjusted for assumed inflation. Utilization, including estimated off-hire time, is based on historical experience. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subjective. The impairment test did not result in a non-cash impairment charge in the first quarter of 2014. The impairment test has been performed using an estimated weighted average cost of capital of 8.86%.

Cost of Vessels		Depreciation and impairment*
At January 1, 2013	$613,558	At January 1, 2013	$303,535
Additions	2,120	Depreciation expense	26,091
Disposals	(49,866)	Disposals	(26,956)
At December 31, 2013	$565,812	At December 31, 2013	$302,670
Additions**	100,878	Depreciation expense	6,967
Disposals	0	Disposals	0
At March 31, 2014	$666,690	At March 31, 2014	$309,637

Carrying Amount
At December 31, 2013	$263,142
At March 31, 2014	$357,052

*Accumulated numbers
**Relates to the acquisition of the DHT Hawk and DHT Falcon and the docking of the DHT Cathy.

Vessels under construction
During the first quarter of 2014 we entered into agreements with HHI for the construction of four VLCCs with contract prices of $92.7 million, $97.3 million, $98.8 million and $98.8 million, respectively and paid 20% pre-delivery installment relating to these vessels totaling $76.9 million.

Cost of vessels under construction
At January 1, 2013	$0
Additions	37,095
Disposals	0
At December 31, 2013	$37,095
Additions	77,158
Disposals	0
At March 31, 2014	$114,253

Carrying Amount
At December 31, 2013	$37,095
At March 31, 2014	$114,253

The following table is a timeline of future expected payments and dates relating to vessels under construction as of March 31, 2014*:

Vessels under construction (USD million)	March 31, 2014	Dec. 31, 2013
Not later than one year	66.7	18.5
Later than one year and not later than three years	392.3	129.8
Later than three years and not later than five years	-	-
Total	459.0	148.3

*These are estimates only and are subject to change as construction progresses.

Note 6 – Equity Offerings

Private Placement
On November 24, 2013, we entered into a Stock Purchase Agreement among us and the investors named therein (the “Stock Purchase Agreement”) pursuant to which we agreed to sell approximately $110 million of our equity to institutional investors in a Private Placement (the “Private Placement”). The equity included 13,400,000 shares of our common stock and 97,579 shares of a new series of our preferred stock, the Series B Participating Preferred Stock. The closing of the Private Placement occurred on November 29, 2013, and the Private Placement generated net proceeds to us of approximately $106.7 million (after placement agent expenses, but before other transaction expenses).

We called a special meeting of our shareholders of record as of December 13, 2013 to consider an amendment to our amended and restated articles of incorporation to increase the authorized number of shares of our common stock to 150,000,000 shares and to increase the authorized number of shares of our capital stock to 151,000,000. The special meeting took place on January 20, 2014 and our stockholders voted in favor of the amendment to our amended and restated articles of incorporation, and such amendment was filed with the Republic of Marshall Islands on January 20, 2014.  As a result of such stockholder approval and the filing of such amendment, each share of our Series B Participating Preferred Stock was mandatorily converted into 100 shares of our common stock at a 1:100 ratio on February 4, 2014.

Registered Direct Offering
On February 5, 2014 we completed a registered direct offering of 30,300,000 shares generating net proceeds of approximately $215.9 million.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at March 31, 2014	69,416,381	-
Par value	$0.01	$0.01
Numbers of shares authorized for issue at March 31, 2014	150,000,000	1,000,000

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
Terms and rights of preferred shares will be established by the board when or if such shares would be issued.

Series B
Under the terms of the Private Placement that closed in November 2013, 97,579 shares of Series B Participating Preferred Stock, par value $0.01 per share, were designated and issued by the Company.

The Series B Participating Preferred Stock participated with the common stock in all dividend payments and distributions in respect of the common stock (other than dividends and distributions of common stock or subdivisions of the outstanding common stock) pro rata, based on each share of the Series B Participating Preferred Stock equaling 100 shares of common stock.  In addition, one share of issued and outstanding Series B Participating Preferred Stock equaled 100 shares of common stock for purposes of voting rights.

On February 4, 2014, all issued and outstanding shares of our Series B Participating Preferred Stock were mandatorily exchanged into shares of common stock at a 1:100 ratio.

Dividend payment as of March 31, 2014:
Payment date:	Total payment	Per common share
February 13, 2014	$ 1.4 million	$0.02
Total payment as of March 31, 2014:	$ 1.4 million	$0.02

Dividend payment as of December 31, 2013:
Payment date:	Total payment	Per common share
November 21, 2013	$ 0.3 million	$0.02
August 28, 2013	$ 0.3 million	$0.02
May 23, 2013	$ 0.3 million*	$0.02
February 19, 2013	$ 0.3 million**	$0.02
Total payment as of Decemer 31, 2013:	$ 1.2 million	$0.08

*Total payment on May 23, 2013 includes $0.25 per Series A Participating Preferred Stock.
**Total payment on February 19, 2013 includes $0.28 per Series A Participating Preferred Stock.

Note 8 – Accounts receivable
A significant part of the accounts receivable as of March 31, 2014 relates to working capital for vessels operating in commercial pools and in the spot market.

Note 9 - Financial risk management, objectives and policies
Note 9 in the 2013 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10—OSG Bankruptcy and Claims
In connection with the Chapter 11 bankruptcy filing by OSG and certain of its affiliates commenced on November 14, 2012, OSG subsequently rejected our two long-term Suezmax bareboat charters with the approval of the presiding bankruptcy court. We and certain of our affiliates filed claims against OSG and certain of its affiliates, including two subsidiaries of OSG, Dignity Chartering Corporation (“Dignity”) and Alpha Suezmax Corporation (“Alpha” and together with Dignity and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle (now known as the DHT Target) and Overseas London (now known as the DHT Trader), respectively, and against OSG on account of its guarantees of the obligations of Dignity and Alpha, respectively, under each of the respective bareboat charter agreements (collectively, the “Claims”).

We entered into Assignment of Claims Agreements with Citigroup Financial Products Inc. (“Citigroup”) on March 14, 2013 in connection with the Claims whereby Citigroup agreed to purchase the undivided 100% interest in our right and title and interest in the Claims for a purchase price equal to 33.25% of the amount of the claim ultimately allowed by the U.S. Bankruptcy Court (the “Court”). We received an aggregate initial payment of approximately $6.9 million from Citigroup in the first quarter of 2013.

In November 2013, DHT and OSG agreed to a final claim amount of $46 million.  The amount was approved by the Court on December 19, 2013 and Citigroup made the final payment of $8.5 million on January 7, 2014.  This amount was recorded as an accounts receivables as of December 31, 2013. The final payment of $8.5 million combined with the $6.9 million paid in February 2013 totaling $15.4 million was recorded as shipping revenues in Q4 2013.

Separately we filed six further claims in the amount of $3.4 million plus attorneys’ fees against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013. In November 2013 DHT and OSG agreed to a final claim amount of $1.5 million related to these claims.  The amount, timing and form of a recovery is not known and we have not recorded any amount related to a recovery in our financial statements as of March 31, 2014.

Note 11 – Subsequent Events

Dividend
On April 29, 2014 the Board approved a dividend of $0.02 per common share related to the first quarter 2014 to be paid on May 22, 2014 for shareholders of record as of May 14, 2014.